UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM U-6B-2

                           CERTIFICATE OF NOTIFICATION

     This certificate is filed by KeySpan Energy Facilities Limited (the "Company"), a subsidiary of KeySpan Corporation, which is a registered holding company.

     This certificate is notice that the above named Company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of the security or securities.

     Series A Senior Secured Notes (the "Series A Notes") guaranteed by KeySpan Energy Canada Partnership[1].

     Series B Senior Secured Notes (the "Series B Notes") guaranteed by KeySpan Energy Canada Partnership[2].

2.   Issue, renewal or guaranty.

     Issue

3.   Principal amount of each security.

     Series A Notes: $52,500,000 (Canadian dollars)

     Series B Notes: $52,500,000 (Canadian dollars)

4.   Rate of interest per annum of each security.

     Series A Notes: 5.79%

     Series B Notes: 6.155%

5.   Date of issue, renewal or guaranty of each security.

     The Series A Notes: August 26, 2003

     The Series B Notes: August 26, 2003

6.   If renewal of security, give date of original issue.

     Not applicable.

1 Such  guarantee  has been issued  pursuant to the  exemption  provided by Rule
  45(b)(7) under the Act.

2 Such  guarantee  has been issued  pursuant to the  exemption  provided by Rule
  45(b)(7) under the Act.

7.   Date of maturity of each security.

     Series A Notes: Due August 26, 2010

     Series B Notes: Due August 26, 2013

8.   Name of the person to whom each security was issued, renewed or guaranteed.

     See Schedule A, attached hereto.

9.   Collateral given with each security, if any.

     The Company has pledged all its property, real and otherwise, pursuant to the Amended and Restated Collateral Agency and Intercreditor Agreement dated as of August 26, 2003, executed in connection with the issuance of the Series A Notes and the Series B Notes.

10.  Consideration received for each security.

     See Schedule A, attached hereto.

11.  Application of proceeds of each security.

     The issuance of the Series A Notes and the Series B Notes will be used by the Company to finance its existing business. Specifically, the issuance will be used (i) to consolidate and pay down certain indebtedness of the Company; and (ii) for general corporate purposes.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of:

a.   the provisions contained in the first sentence of Section 6(b). ( )

b.   the provisions contained in the fourth sentence of Section 6(b). ( )

c. the provisions contained in any rule of the Commission other than Rule 48. (X)

13. If the security or securities are exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than five percentum of the principal amount and par value of the other securities of such company then outstanding.

     Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

     Not applicable

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

     Rule 52(b)



                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


                                    KEYSPAN ENERGY FACILITIES LIMITED

                                    By: KEYSPAN CORPORATION
                                    -----------------------

                                    By: /s/ John J. Bishar, Jr.
                                        -----------------------
                                        John J. Bishar, Jr.
                                        Senior Vice President and
                                        General Counsel




DATE:  September 5, 2003

                                                              SCHEDULE A


         Name and Address of Purchaser                 Type or Series of Notes             Principal Amount of Consideration
         -----------------------------                 -----------------------             ---------------------------------
Security Life of Denver Insurance Company               Series B                            Cdn. $25,200,000
c/o ING Investment Management LLC
5780 Powers Ferry Road, NW, Suite 300
Atlanta, GA 30327-4349
------------------------------------------------------------------------------------------------------------------------------------
ReliaStar Life Insurance Company                        Series A                            Cdn. $19,530,000
c/o ING Investment Management LLC
5780 Powers Ferry Road, NW, Suite 300
Atlanta, GA 30327-4349
------------------------------------------------------------------------------------------------------------------------------------
ING Life Insurance and Annuity Company                  Series A                            Cdn. $11,970,000
c/o ING Investment Management LLC                       Series B                            Cdn. $ 6,300,000
5780 Powers Ferry Road, NW, Suite 300
Atlanta, GA 30327-4349
------------------------------------------------------------------------------------------------------------------------------------
Principal Life Insurance Company                        Series A                            Separate Notes in the following amounts:
c/o Principal Global Investors, LLC                                                         Cdn. $6,125,000
801 Grand Avenue                                                                            Cdn. $1,400,000
Des Moines, Iowa 50392-0800                                                                 Cdn. $  875,000
                                                                                            Cdn. $  350,000

                                                        Series B                            Separate Notes in the following amounts:
                                                                                            Cdn. $6,125,000
                                                                                            Cdn. $1,400,000
                                                                                            Cdn. $  875,000
                                                                                            Cdn. $  350,000
------------------------------------------------------------------------------------------------------------------------------------


         Name and Address of Purchaser                       Type or Series of Notes            Principal Amount of Consideration
         -----------------------------                       -----------------------            ---------------------------------
Massachusetts Mutual Life Insurance Company                     Series A                        Cdn. $6,510,000
c/o David L. Babson & Company Inc.                              Series B                        Cdn. $5,390,000
1500 Main Street, Suite 2800
Springfield, Massachusetss 01115
---------------------------------------------------------------------------------------------------------------------------------
Massachusetts Mutual Life Insurance Company                     Series A                        Cdn. $3,010,000
c/o David L. Babson & Company Inc.                              Series B                        Cdn. $3,500,000
1500 Main Street, Suite 2800
Springfield, Massachusetss 01115
---------------------------------------------------------------------------------------------------------------------------------
Massachusetts Mutual Life Insurance Company                     Series A                        Cdn. $1,960,000
c/o David L. Babson & Company Inc.                              Series B                        Cdn. $1,610,000
1500 Main Street, Suite 2800
Springfield, Massachusetss 01115
---------------------------------------------------------------------------------------------------------------------------------
Massachusetts Mutual Life Insurance Company                     Series A                        Cdn. $  770,000
c/o David L. Babson & Company Inc.                              Series B                        Cdn. $  770,000
1500 Main Street, Suite 2800
Springfield, Massachusetss 01115
---------------------------------------------------------------------------------------------------------------------------------
Massachusetts Mutual Life Insurance Company                     Series B                        Cdn. $1,050,000
c/o David L. Babson & Company Inc.
1500 Main Street, Suite 2800
Springfield, Massachusetss 01115
---------------------------------------------------------------------------------------------------------------------------------





                                       2